EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

November 1, 2024

Dear FS MVP Private Markets Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by FS MVP Private Markets Fund (formerly known as “MVP Private Markets Fund”) (the “Fund”). If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest (including fractions thereof) (“Shares”) valued as of December 31, 2024, please disregard this notice and take no action.

The tender offer period will begin on November 1, 2024 and will end at 4:00 p.m., Eastern Time, on December 6, 2024, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by SS&C GIDS, Inc. no later than December 6, 2024. If you do not wish to have all or some of your Shares repurchased, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal to FS MVP Private Markets Fund, c/o SS&C GIDS, Inc., PO Box 219045, Kansas City, Missouri, 64121-9045; or (ii) fax it to (833) 949-2830; or (iii) secured email to mvpprivate.ai@sscinc.com, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 4:00 p.m., Eastern Time, on December 6, 2024.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at SS&C GIDS, Inc., at (877) 628-8575.

Sincerely,

FS MVP Private Markets Fund

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November 1, 2024

Dear Morgan Stanley Client:

Your position in FS MVP Private Markets Fund (the “Fund”) is currently being held in your account at Morgan Stanley. Enclosed are the Fund’s quarterly repurchase offer materials. In order to provide liquidity to investors, under the Fund’s discretionary share repurchase program, it is offering to repurchase shares this quarter. There is no assurance that the Fund’s board of trustees will exercise its discretion to offer to repurchase shares in the future or that the Fund will be able to accommodate all shareholders’ requests for repurchases in connection with any particular repurchase offer. You are not required to sell any of your shares during this repurchase offer. If you do not wish to sell your shares at this time, kindly disregard this notice.

If you wish to sell your shares, Morgan Stanley needs instructions from you as to what action you wish to take regarding this offer. The terms and conditions of this offer are outlined in the enclosed materials, which you should read carefully. Morgan Stanley will forward your instructions to the Fund or its transfer agent, as applicable, should you choose to participate in this quarterly repurchase offer.

We are providing you this letter on behalf of Morgan Stanley. Unless Morgan Stanley has otherwise advised you, it is imperative that Morgan Stanley receives your instructions no later than 5:00 p.m., ET on the day prior to the “Initial Notice Due Date” (as defined in the Fund’s Offer to Purchase, dated the same date as this letter) in order for Morgan Stanley to properly fulfill your instructions. Any instructions received after that time will be processed by Morgan Stanley on a “best efforts” basis only. Please be advised that Morgan Stanley cannot act without your instructions, and Morgan Stanley will not be held liable for instructions received after the processing deadline.

The due date to provide instructions to Morgan Stanley is prior to the Initial Notice Due Date because Morgan Stanley needs to know your response prior to the Initial Notice Due Date in order to properly fulfill your instructions. In all cases, sufficient time should be allowed to ensure timely delivery. Any information given to Morgan Stanley, either verbally or in writing, is intended as a guide and is not to be used as the basis for any decision regarding the Fund’s quarterly repurchase offer.

For delivery:

Return to your Morgan Stanley Financial Advisor/Private Wealth Advisor to be submitted through the Morgan Stanley Order Entry redemption queue.

FOR INFORMATION CONTACT YOUR MORGAN STANLEY FINANCIAL ADVISOR

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